UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Fiscal Council's Meeting held on March 10, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2023.

2.	Minutes of the Board of Officers’ Meeting held on March 7, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2023.

3.	Minutes of the Audit, Risk Management and Finance Committee’s Meeting held on March 7, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2023.

4.	Minutes of the Board of Directors’ Meeting held on March 8, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 14, 2023

Item 1

Minutes of the Fiscal Council's Meeting held on March 10, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2023.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE No. 35.300.531.582

Minutes of the FISCAL Council’s Meeting

Held on MARCH 10, 2023

I.         Date, Time and Place: March 10, 2023, at 9 am, at the principal place of business of Natura &Co Holding S.A. (“Company” or “Natura &Co”).

II.       Call Notice: The call notice was waived, in view of the attendance of all members of the Fiscal Council of Natura &Co (“Fiscal Council”).

III.      Quorum: All Fiscal Council Members were in attendance, namely: Eduardo Rogatto Luque, Carlos Elder Maciel de Aquino e Cynthia May Hobbs Pinho.

IV.      Presiding Board: Mr. Eduardo Rogatto Luque presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: To analyze the management’s annual report, the financial statements and the explanatory notes, accompanied by the draft of the opinion of the independent external auditors, for the fiscal year ended on December 31, 2022, in compliance with the provision of Article 163, item VII, of Law No. 6,404/76.

VI.      Presentations:

a.        Mr. Tyler Reddien, Natura &Co Financial Planning and Analysis Vice-President, representing the Finance department presented to the Fiscal Council members the operating and financial results of the Company and its subsidiaries for the fiscal year ended on December 31, 2022.

b.        The representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”) presented to the Fiscal Council members the results of the audit works conducted by PwC regarding the fiscal year ended on December 31, 2022.

VII.    Resolutions:

a.        After the questions deemed necessary by the Fiscal Council members were made, with respect to the operating and financial results of the Company and of its subsidiaries, and after they received the requested clarifications, the Fiscal Council members were satisfied with the presentation made by Mr. Tyler Reddien.

b.        Considering the draft of the report to be issued without reservations by PwC, the members of the Fiscal Council, by unanimous vote and without reservations, were favorable to the filing of the management annual report, of the financial statements and of the explanatory notes, accompanied by the opinion of the external independent auditors, for the fiscal year ended on December 31, 2022, prepared in accordance with the regulations of the Brazilian Securities and Exchange Commission - CVM and with the applicable accounting rules. In addition, they were favorable to the approval, at the shareholders' Annual General Meeting, of the management annual report, of the financial statements relating for the fiscal year ended on December 31, 2022 and of the results allocation in the form provided in the financial statements, issuing the following opinion:

The Fiscal Council of Natura &Co Holding S.A. ("Company"), in accordance with the attributions set forth in the Company's Bylaws, in its Internal Regulations and the items of Article 163 of Law No. 6,404/76, as amended, examined: (a) the auditor's report issued without reservations by PricewaterhouseCoopers Auditores Independentes and (b) the report on the

Company's performance made by the Chief Financial and Investor Relations Officer. Based on the documents examined and the clarifications provided, the signatory members of the Audit Committee expressed their opinion for the approval at the Annual General Meeting of shareholders of the Annual Management Report, the Financial Statements for the year ended December 31, 2022, and the allocation of the result of the referred fiscal year, as set out in the Financial Statements.

VIII.       Adjournment: There being nothing further to discuss, the Chairman of the Company’s Fiscal Council thanked all for their presence and ordered the adjournment of the meeting, and these minutes were drawn up, which, after being read and found to be in order, were signed by all Fiscal Council Members attending the meeting.

São Paulo, March 10, 2023.

Presiding Board:

_______________________________ Eduardo Rogatto Luque Chairman	__________________________________ Moacir Salzstein Secretary

Fiscal Council Members in attendance:

_______________________________ Eduardo Rogatto Luque	__________________________________ Carlos Elder Maciel de Aquino

_______________________________ Cynthia May Hobbs Pinho

Item 2

Minutes of the Board of Officers’ Meeting held on March 7, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2023.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Officers’ Meeting

held on March 7, 2023

I.         Date, Time and Place: March 7, 2023, at 9 a.m., at the headquarters of Natura &Co Holding S.A. ("Company" or "Natura &Co").

II.       Call Notice: Waived due to the attendance of all members of the Board of Officers of Natura &Co, under paragraph 2, article 15 of the Company’s Bylaws.

III.      Quorum: All members of the Company’s Board of Officers were in attendance, namely: Guilherme Strano Castellan – Financial and Investor Relations Officer; Itamar Gaino Filho – Legal and Compliance Officer; Joselena Peressinoto Romero – Purchase and Operations Global Officer; João Paulo Brotto Goncalves Ferreira – Executive Officer for Latin America; and Moacir Salzstein – Corporate Governance Officer.

IV.      Presiding Board: Mr. Guilherme Strano Castellan chaired the meeting, and invited Mr. Itamar Gaino Filho to act as secretary.

V.       Agenda: To resolve on the management’s annual report, the financial statements and the explanatory notes, accompanied by the draft of the independent auditors’ report regarding the financial statements, for the fiscal year ended on December 31, 2022, and their submission to the Board of Directors.

VI.      Resolutions: Having examined and discussed the matter contained in the Agenda, the members of the Board of Officers unanimously and with no reservation approved the management annual report, the financial statements and the explanatory notes, accompanied by the draft of the independent auditors’ report regarding the financial statements, for the fiscal year ended on December 31, 2022 and their submission to the appreciation of the Board of Directors.

VII.     Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first he suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved and signed by the presiding board and by the attending officers.

São Paulo, March 7, 2023.

The above matches the original minutes drawn up in the proper book.

_________________________________

Itamar Gaino Filho

Secretary

Item 3

Minutes of the Audit, Risk Management and Finance Committee’s Meeting held on March 7, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2023.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Meeting of the Audit,

Risk Management and Finance Committee held on March 7, 2023

I.                 Date, Time and Place: On March 7, 2023, at 2:00 p.m., at the headquarters of Natura &Co Holding S.A. ("Company" or "Natura &Co").

II.               Quorum: All members of the Audit, Risk Management and Finance Committee (“Audit Committee”) were in attendance, namely: Gilberto Mifano, Andrew George McMaster Jr. and Luiz Carlos Passetti. Mr. Moacir Salzstein, secretary of the meeting, was also present.

III.              Presiding Board: Mr. Gilberto Mifano presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

IV.              Agenda: review, in accordance with Article 2.3 and 4.1(iii) of the Audit Committee’s Internal Rules, the Company’s financial statements related to the fiscal year ended on December 31, 2022.

V.               Resolutions: after analyzing and discussing the agenda, the members of the Company's Audit Committee, by unanimous vote and without qualifications, expressed themselves in favor of the Company's financial statements for the fiscal year ended on December 31, 2022 and committed to present a recommendation for the approval of such statements to the Board of Directors.

VI.              Closing: The Chairman declared the meeting adjourned and suspended the meeting for the drafting of these minutes, which, after being read, discussed and found to be in order, were approved and signed by the board, by the attending members and by the external advisor.

São Paulo, March 7, 2023.

[signatures on the following page]

[signature page of the Minutes of the Meeting of the Audit, Risk Management and Finance Committee Meeting of Natura &Co Holding S.A., dated March 7, 2023]

Presiding Board:

__________________________________ Gilberto Mifano Chairman of the Meeting	__________________________________ Moacir Salzstein Secretary of the Meeting
Members of the Audit Committee:
_________________________________ Gilberto Mifano

_________________________________ Luiz Carlos Passetti	_________________________________ Andrew George McMaster Jr.

Item 4

Minutes of the Board of Directors’ Meeting held on March 8, 2023, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on March 13, 2023.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) 32.785.497/0001-97	A Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

held on March 8, 2023

I.          Date, Time and Place: March 8, 2023, at 9:00, at the headquarters of Natura &Co Holding S.A. ("Company" or "Natura &Co").

II.        Call Notice: Waived due to the attendance of all members of the Board of Directors, pursuant to paragraph 2, article 15 of the Bylaws of Natura &Co.

III.       Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, board member and Group CEO; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, Andrew George McMaster Jr., independent board member, and Georgia Melenikiotou, independent board member. Ms. Cynthia May Hobbs Pinho, Mr. Eduardo Rogatto Luque and Mr. Carlos Elder Maciel de Aquino, members of the Company’s Fiscal Council, were also in attendance, pursuant to article 163, paragraph 3, of Law no. 6404/76. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.       Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.        Agenda: To resolve on the recommendation of approval, by the shareholders of the Company to meet in annual and extraordinary general meetings of the Company to be held on April 26, 2023 (“AEGM”), of the annual management report, the financial statements and the explanatory notes, accompanied by the draft report of the independent auditors on the financial statements, the favorable opinion of the Audit, Risk Management and Finance Committee and the proposal for allocation of the year’s income, for the fiscal year ended December 31, 2022.

VI.       Resolutions: After the discussions related to the matters on the Agenda, and in view of the information received by the Company, the members of the Board of Directors resolved, unanimously and without reservations, to recommend, in accordance with the provisions of article 142, item V, of Law no. 6,404/76 and in article 20, item X of the Company’s Bylaws, the approval, by the Company’s shareholders to meet at the AEGM, of the annual management report, the financial statements and the explanatory notes, together with the draft of the independent auditors’ report on the financial statements, a favorable opinion from the Audit, Risk Management and Finance Committee, documents that will be disclosed on March 13, 2023.

VII.     Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first he suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved and signed by the presiding board and by the attending directors.

São Paulo, March 8, 2023.

The above matches the original minutes drawn up in the proper book

_________________________________

Moacir Salzstein

Secretary